Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2011	2012	2013	2014	2015	2015	2016
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(13,400)	$(13,276)	$10,409	$26,366	$78,756	$41,015	$61,329
Fixed charges - per below	46,626	44,329	44,109	50,470	48,760	35,822	42,133
Less:
Capitalized interest	(82)	(185)	(851)	(1,328)	(2,550)	(1,643)	(3,078)

Earnings before fixed charges	33,144	30,868	53,667	75,508	124,966	75,194	100,384

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	46,394	43,994	43,108	48,992	46,060	34,066	38,942
Capitalized interest	82	185	851	1,328	2,550	1,643	3,078
Estimate of interest within rental expense	150	150	150	150	150	113	113

Total Fixed Charges	46,626	44,329	44,109	50,470	48,760	35,822	42,133

Income allocated to preferred shareholders	1,218	6,008	6,008	6,008	6,008	4,506	4,506
Total combined fixed charges and preferred distributions	47,844	50,337	50,117	56,478	54,768	40,328	46,639

Ratio of earnings to fixed charges (a)	0.69	0.61	1.07	1.34	2.28	1.86	2.15

*  Includes amounts reported in discontinued operations

 (a)  In fiscal 2011 and 2012, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $14.7 million and $19.5 million to achieve a fixed charge coverage ratio of 1:1 in fiscal 2011 and 2012, respectively.